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07004958

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SEC FILE NUMBER
8 – 66866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GRADIENT TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 PINE STREET
(No. And Street)

NEW CANAAN, (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CROWLEY (203) 801-0355
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

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GRADIENT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gradient Trading, LLC:

We have audited the accompanying statement of financial condition of Gradient Trading, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gradient Trading, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 15, 2007

GRADIENT TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 28,836
Securities owned, at market value	15,294,268
Receivable from clearing broker	1,549,100
Accrued interest and dividends	15,841
Other assets	120,353
TOTAL ASSETS	$ 17,008,398

LIABILITIES AND MEMBERS' CAPITAL

Securities sold, but not yet purchased, at market value	$ 7,773,770
Accounts payable and accrued expenses	410,642
Member redemption payable	428,323
TOTAL LIABILITIES	8,612,735
Members' capital	8,395,663
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 17,008,398

The accompanying notes are an integral part of this financial statement.

GRADIENT TRADING, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Gradient Trading, LLC (the "Company") was organized in the State of Delaware in January 2005. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the Philadelphia Stock Exchange ("PHLX").

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and other derivative contracts are valued at market. All resulting gains and losses are included in members' capital.

The Company's trading activities include short sales of equity securities, as well as the writing of futures options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

The Company conducts business with a clearing broker (Goldman Sachs Execution and Clearing L.P.) for its own proprietary accounts pursuant to a clearance agreement. All securities owned, and the receivable from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts receivable from this clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the PHLX, the Company is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined and that aggregate indebtedness, as defined, does not exceed eight times net capital. At December 31, 2006, the Company had net capital of $5,315,213, which was $5,215,213 in excess of the minimum requirement.

NOTE 4 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company trades a variety of derivative financial instruments in order to reduce its exposure to market risk. Derivative financial instruments used for trading purposes are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2006, are the following:

Equity	$ 8,260,583
Futures	(1,093,096)
Net gain from trading securities and futures	$ 7,167,487

The Company enters into various transactions involving derivatives futures. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes.

Futures provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest and foreign exchange rates.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Company's involvement in the particular class of financial instrument and does not reflect the Company's risk of loss due to market risk.

NOTE 4 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES(continued)

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2006	Average Market Value 2006
Assets:			
Futures Indices	$ 1,647,550	$ -	$ -
Liabilities:			
Futures Indices	$ 8,348,157	$ -	$ -

NOTE 5 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of members' capital. Total long and total short positions are to be considered separately.

The Company has decided to present a schedule of investments by industry sector. The investments consist almost entirely of equities.

Description	Long Market Value	Short Market Value
Consumer/Discretionary	17.03%	15.78%
Consumer/Non-Discretionary	3.54%	3.99%
Energy	14.94%	5.22%
Financial	19.66%	12.93%
Healthcare	9.23%	13.48%
Industrial	12.81%	11.28%
Information Technology	8.63%	12.47%
Materials	8.53%	5.68%
Other	0.30%	13.48%
Telecommunications	0.95%	0.79%
Utilities	4.38%	4.90%
Total	100.00%	100.00%

Due to the Company's trading strategy, only one position exceeded 5% of members' capital as of December 31, 2006 – 7,000 shares of Oil Service HOLDRS Trust, sold short with a market value of $977,620 and 11.64% of members' capital.

NOTE 6 - FINANCIAL HIGHLIGHTS

The following represents the ratios to average investing members' capital and total return information for the year ended December 31, 2006:

Total return	76.45%
Ratios to average investing members' capital:	
Total expenses per statement of income	46.54%
Net investment loss per statement of income	(39.08)%

The above ratios and the total return are calculated based on all investing members' capital taken as a whole. An individual member's ratio and return may vary from these numbers based on the timing of capital transactions.

END